Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-143110

FINAL TERM SHEET
Dated September 5, 2008

CVS CAREMARK CORPORATION

Issuer:	CVS Caremark Corporation (“CVS Caremark”)

Description of Securities:	$350,000,000 Floating Rate Senior Notes due September 10, 2010 (“Notes”)

Security Type:	Senior Notes

Legal Format:	SEC Registered (Registration No. 333-143110)

Settlement Date:	September 10, 2008 (T+3)

Maturity Date:	September 10, 2010

Issue Price:	100.000% of principal amount

Coupon:	3-Month LIBOR (Reuters Screen LIBOR01) plus 1.50% per annum

Benchmark:	3-Month LIBOR

LIBOR Determination Date:	Second London banking day immediately preceding the first day of the relevant three-month interest period

Interest Payment Dates:	Quarterly on March 10, June 10, September 10, and December 10, beginning on December 10, 2008

Interest Determination Dates:	Two London banking days prior to the first day of the relevant interest period

Day Count/Business Day Convention:	Actual / 360; Modified Following, Adjusted

Change of Control:
Upon the occurrence of both (i) a change of control of CVS Caremark and (ii) a downgrade of the notes below an investment grade rating by each of Fitch Ratings, Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services within a specified period, CVS Caremark will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. See “Description of the Notes – Change of Control” on page S-15 of the Preliminary Prospectus Supplement dated September 5, 2008.

Denominations:	$2,000 and integral multiples of $1,000 thereof

Gross Proceeds:	$350,000,000

Use of Proceeds:
If the tender offer relating to the proposed acquisition of Longs Drug Stores Corporation (the “Acquisition”) is successful, CVS Caremark will use the net proceeds from the offering to fund a portion of the Acquisition.  CVS Caremark intends to finance the remaining approximately $2.65 billion needed for the Acquisition with borrowings under a $1.5 billion bridge loan facility (the outstanding commitment amount of which will be reduced by the amount of net proceeds from the offering), together with commercial paper. As a result, if the Acquisition is consummated, CVS Caremark’s total debt after giving effect to the offering will increase by an additional $2.65 billion. If the Acquisition is not completed, CVS Caremark will use the net proceeds from the offering for general corporate purposes.

Underwriting Discounts and Commissions:	0.300%

Net Proceeds to Issuer:	$348,950,000

Underwriters:	Lehman Brothers (bookrunner)
Banc of America Securities LLC (bookrunner)
Deutsche Bank Securities (bookrunner)
Morgan Stanley (bookrunner)
Wachovia Securities (bookrunner)
BNY Mellon Capital Markets, LLC
SunTrust Robinson Humphrey
U.S. Bancorp Investments, Inc.
Wells Fargo Securities

CUSIP Number:	126650 BM1

Debt Ratings*:	Baa2 / BBB+ / BBB+ (Moody’s / S&P / Fitch)
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.